UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

Central Bancorp, Inc.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
152418 10 9
(CUSIP Number)
John D. Doherty
Central Bancorp, Inc.
399 Highland Avenue
Somerville, Massachusetts 02144
(617) 628-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 21, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	152418 10 9	13D/A	Page	2	of	10

1	NAMES OF REPORTING PERSONS John D. Doherty I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		254,867 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,229 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		244,067 (3)

WITH	10	SHARED DISPOSITIVE POWER

18,229 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

273,096

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.54%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Includes (i) 11,561 shares Mr. John D. Doherty has the right to acquire upon the exercise of options exercisable within 60 days of November 21, 2008; and (ii) 18,000 shares of restricted Common Stock awarded under the Central Bancorp, Inc. 2006 Long-Term Incentive Plan (the “Incentive Plan). On November 21, 2008, John D. Doherty purchased 50 Class B Partnership Units in the Joseph R. Doherty Family Limited Partnership, L.P. (the “FLP”) which he previously did not own, representing 41,518 shares of common stock. As a result of this purchase, John Doherty, who held 50% of the FLP’s holdings as of that date, acquired 100% of the FLP’s holdings and the FLP was terminated as a matter of law. This amended Schedule 13D reflects that John D. Doherty directly owns the 83,037 shares of Common Stock previously held by the FLP.

(2)	Shares allocated to John D. Doherty’s account in the Central Co-operative Bank Employee Stock Ownership Plan (the “ESOP”).

(3)	Excludes 10,800 unvested shares of restricted Common Stock over which John D. Doherty has sole voting but not sole dispositive power.

(4)	Based on 1,639,951 shares outstanding as of November 21, 2008 and assuming options to acquire 11,561 shares have been exercised.

CUSIP No.	152418 10 9	Page	3	of	10

1	NAMES OF REPORTING PERSONS Joseph R. Doherty I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,926

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,926

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,926

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.24%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(1)	Based on 1,639,951 shares outstanding as of November 21, 2008.

CUSIP No.	152418 10 9	Page	4	of	10

1	NAMES OF REPORTING PERSONS Joseph R. Doherty Family Limited Partnership, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

(1)	On November 21, 2008, John D. Doherty purchased 50 Class B Partnership Units in the FLP which he previously did not own, representing 41,518 shares of Common Stock. As a result of this purchase, John Doherty, who held 50% of the FLP’s holdings as of that date, acquired 100% of the FLP’s holdings and the FLP was terminated as a matter of law.

Item 1.	Security and Issuer
     This statement on Schedule 13D relates to the Common Stock, $1.00 par value (the “Common Stock”) of Central Bancorp, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 399 Highland Avenue, Somerville, Massachusetts 02144.

Item 2.	Identity and Background
     (a) The names of the persons filing this statement are John D. Doherty and Joseph R. Doherty (collectively, the “Reporting Persons”).
     (b) The business address of each of the Reporting Persons is 399 Highland Avenue, Somerville, Massachusetts 02144.
     (c) John D. Doherty’s principal occupation is Chairman of the Board, President and Chief Executive Officer of the Issuer. Joseph R. Doherty’s principal occupation is Chairman of the Board of the Issuer’s wholly owned subsidiary, Central Co-operative Bank.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
     (f) John D. Doherty and Joseph R. Doherty are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
     Joseph R. Doherty acquired 98,638 shares with $1,781,738 of his own funds. John D. Doherty also indirectly acquired 18,415 shares purchased by the FLP with $597,963 of the partnership’s own funds. John D. Doherty acquired 37,693 shares by gift from Joseph R. Doherty. John D. Doherty has also acquired 90,906 shares with $54,083 of his own funds and $1,142,360 in funds borrowed from Joseph R. Doherty pursuant to a promissory note due June 11, 2007 (the “2007 Promissory Note”). Mr. Doherty also indirectly acquired 35,504 shares of Common Stock as a result of his purchase of 49 Class B Partnership Units of the FLP from Joseph R. Doherty with $475,300 in funds borrowed from Joseph R. Doherty pursuant to a promissory note due December 31, 2014 (the “2014 Promissory Note”). John D. Doherty purchased 13,400 shares pursuant to the Stock Purchase Agreement between him and Mendon Capital Advisors Corp. and Moors Mendon Master Fund, L.P. with $442,200 in funds borrowed from Joseph R. Doherty pursuant to a promissory note due December 31, 2015 the (“2015 Promissory Note”). On July 31, 2008, the 2007 Promissory Note, the 2014 Promissory Note and the 2015 Promissory Note were substituted for one promissory note due July 31, 2011 (the “July 31, 2011 Promissory Note”) for an aggregate principal amount of $1,951,660, representing the sum of the current outstanding balances of the previous three notes. The outstanding principal balance on the July 31, 2011 Promissory Note is $1,951,660. The July 31, 2011 Promissory Note is filed as Exhibit 8 hereto.

     John D. Doherty purchased from Joseph Doherty the remaining 50 Class B Partnership Units of the FLP, representing the remaining 50% interest in the FLP and 41,518 shares, with $87,500 in funds borrowed from

Joseph Doherty pursuant to a promissory note due November 21, 2011 (the “November 21, 2011 Promissory Note”) and John D. Doherty has pledged 27,560 shares of Common Stock (the “Pledged Shares”) as security to the November 21, 2011 Promissory Note. The November 21, 2011 Promissory Note and the Pledge Agreement by and between John D. Doherty and Joseph R. Doherty are filed herewith as Exhibits 9 and 10, respectively. John D. Doherty was awarded 18,000 shares of restricted Common Stock under the Incentive Plan (of which 7,200 are vested as of this date) and also has 18,229 shares allocated to his account in the ESOP, for which in each case he was not required to pay monetary consideration.

Item 4.	Purpose of Transaction
     This Amendment No. 7 to Schedule 13D is being filed to report John D. Doherty’s purchase of 41,518 shares held in the FLP, representing the 50 Class B Partnership Units of the FLP owned by Joseph Doherty. As a result of this purchase, John Doherty acquired 100% of the FLP’s holdings and the FLP was terminated as a matter of law. John D. Doherty is deemed to directly own the 83,037 shares of Common Stock previously held by the FLP. The Reporting Persons specifically disclaim that they are a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 and specifically confirm that they have not acquired any securities for the purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.
     The shares of Common Stock beneficially owned by the Reporting Persons are being held for investment. From time to time, John D. Doherty may acquire additional shares through the reinvestment of dividends and, depending on market conditions, open market purchases or privately negotiated transactions and may also acquire beneficial ownership of shares allocated to his account in the ESOP and upon future grants of options under the Company’s 1999 Stock Option and Incentive Plan or future grants of options or awards of shares of restricted Common Stock under the Incentive Plan.
     Because Joseph R. and John D. Doherty are father and son, they are presumed under Federal Reserve Board regulations to be “acting in concert” for purposes of the Change in Bank Control Act. Federal Reserve Board regulations implementing the Change in Bank Control Act generally prohibit acquisitions of more than 10% of the shares of a bank holding company by any persons or persons acting in concert without prior notice to the Federal Reserve Board. The Reporting Persons do not believe that the Federal Reserve Board presumptions would cause them to be deemed a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose. The Dohertys jointly, and John D. Doherty individually, filed Change in Bank Control Notices with the Federal Reserve Board and have been cleared to increase their combined ownership and John D. Doherty’s individual ownership to up to 20% of the Issuer’s outstanding stock. The Federal Reserve Bank of Boston was advised by telephone of John D. Doherty’s intention to purchase Joseph Doherty’s Class B Partnership Units in the FLP and further advised the Federal Reserve Board that his individual ownership of the Issuer’s common stock would not exceed 20% as a result of the purchase. Inasmuch as John D. Doherty had already been deemed to control (under Federal Reserve Board regulations) the Common Stock held by the FLP through his status as general partner of the FLP, the proposed purchase of the remaining 50 Class B Partnership Units had no change in control implications because after his acquisition of the additional Class B Partnership Units, he “controls” the same number of shares of Common Stock that he controlled under the Federal Reserve Board’s regulations prior to the transaction.

     Except as provided above or except in their official capacities as directors and executive officers of the Issuer, neither of the Reporting Persons have any present plans or proposals, either individually or in their capacities as trustees or executors, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any change in the Issuer’s business or corporate structure; (g) any material change in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
     (a) John D. Doherty beneficially owns 273,096 shares of the Common Stock representing 16.54% of the shares of Common Stock outstanding. Included in such amount are options to acquire 11,561 shares of Common Stock, 18,000 shares of restricted Common Stock awarded under the Incentive Plan, 18,229 shares allocated to John D. Doherty’s account under the ESOP and the Pledged Shares. Joseph R. Doherty beneficially owns 3,926 shares of the Common Stock representing 0.24% of the shares of Common Stock outstanding.
     (b) John D. Doherty has sole voting and dispositive power over 244,067 shares of the Common Stock, including the Pledged Shares, the 11,651 shares subject to options that he may purchase within the next 60 days and 7,200 vested shares of restricted Common Stock awarded to him under the Incentive Plan. John D. Doherty has sole voting but no dispositive power over the 10,800 shares of unvested restricted Common Stock awarded under the Incentive Plan. John D. Doherty has shared voting and dispositive power over 18,229 shares allocated to his account in the ESOP. Joseph R. Doherty has sole voting and dispositive power over 3,926 shares of Common Stock.

     (c) During the last 60 days, the Reporting Persons have effected the following transactions in the Common Stock:

Name	Date of Transaction	Amount of Shares	Price Per Share	Nature of Transaction
John D. Doherty	11/21/2008 (1)	41,518	$2.11	(1)

(1)	On November 21, 2008, John D. Doherty purchased a 50% interest in the FLP which he previously did not own, representing 41,518 shares of the Company’s common stock. As a result of this purchase, John Doherty acquired 100% of the FLP’s holdings and the FLP was terminated as a matter of law.
     (d) Not applicable.
     (e) On November 21, 2008, the following person ceased to be the beneficial owner of more than five percent of the class of securities:
     Joseph R. Doherty Family Limited Partnership, L.P.  ☒

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Other than the Joint Filing Agreement, previously filed as Exhibit 2 hereto, the Stock Purchase Agreement previously filed as Exhibit 6 hereto, the July 31, 2011 Promissory Note, the November 21, 2011 Promissory Note and the Pledge Agreement by and between John D. Doherty and Joseph R. Doherty, filed herewith as Exhibits 8, 9 and 10, respectively, or as otherwise disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits
     The following exhibits are filed with this Statement on Schedule 13D:

Exhibit No.

1	Letter, dated February 22, 2002, from Richard Lashley to John D. Doherty, Joseph R. Doherty and the Joseph R. Doherty Family Limited Partnership, L.P.*
2	Joint Filing Agreement among the Reporting Persons *
3	Joseph R. Doherty Family Limited Partnership, L.P. Agreement*
4	First and Second Amendments to the Limited Partnership Agreement of Joseph R. Doherty Family Limited Partnership, L.P. and Withdrawal of General Partner and Appointment of New General Partner*

Exhibit No.

5	Third Amendment to the Limited Partnership Agreement of Joseph R. Doherty Family Limited Partnership, L.P. and Assignment of Interest*
6	Stock Purchase Agreement between John D. Doherty and Mendon Capital Advisors Corp. and Moors & Mendon Master Fund, L.P. dated as of January 25, 2007*
7	Fourth Amendment to the Limited Partnership Agreement of Joseph R. Doherty Family Limited Partnership, L.P. and Assignment of Interest
8	Demand Promissory Note Due July 31, 2011
9	Demand Promissory Note Due November 21, 2011
10	Pledge Agreement by and between John D. Doherty and Joseph R. Doherty
11	State of Delaware Certificate of Cancellation of Limited Partnership of the Joseph R. Doherty Family Limited Partnership, L.P.

*	Previously filed.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 2008	/s/ John D. Doherty
John D. Doherty

Date: December 9, 2008	/s/ John D. Doherty
Joseph R. Doherty By John D. Doherty, as Attorney-in Fact